SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549
                              ----------------

                                Schedule TO

         Tender offer statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                             (Amendment No. 1)

                          Prime Group Realty Trust

                     (Name of Subject Company (issuer))

                                 Cadim inc.


                    (Names of Filing Persons (offerors))

       Common Shares of Beneficial Interest, Par Value $.01 Per Share


                                74158J 10 3
                               (CUSIP Number)

                                 Gwen Klees
                            Senior Legal Counsel
                                 Cadim Inc.
                     800, Square Victoria, Bureau 4400
                              Case postale 118
                          Montreal, Quebec H4Z 1B7
                               (514) 875-3360

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                  Copy to:

                   Edward J. Schneidman and John R. Sagan
                            Mayer, Brown & Platt
                          190 South LaSalle Street
                        Chicago, Illinois 60603-3441
                               (312) 782-0600

                         CALCULATION OF FILING FEE

===============================================================================
         Transaction Valuation                  Amount of Filing Fee
-------------------------------------------------------------------------------
            Not Applicable                          Not Applicable
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[ ]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    N/A       Filing Party:           N/A

         Form or Registration No.:  N/A       Date Filed:             N/A


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [X]  third-party tender offer subject    [ ] going-private transaction subject
      to Rule 14d-1.                           to Rule 13e-3.

 [ ]  issuer tender offer subject         [X] amendment to Schedule 13D under
      to Rule 13e-4.                          Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      Cadim inc.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  _
                                                                      (b)  x
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3          SEC USE ONLY

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4          SOURCE OF FUNDS
           WC
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
                             QUEBEC
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                             7        SOLE VOTING POWER

NUMBER OF                             0
SHARES                                -----------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY
EACH                                  8,797,907*
REPORTING                             -----------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER

                                      0
                                      -----------------------------------------
                             10       SHARED DISPOSITIVE POWER

                                      8,797,907*
                                      -----------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             8,797,907*
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             38.9%
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14         TYPE OF REPORTING PERSON
                             CO
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* On August 22, 2001, Cadim inc. ("Cadim"), Michael W. Reschke ("Reschke"),
The Prime Group, Inc. ("PGI"), Primestone Investment Partners L.P. ("Primestone"), Prime Group VI, L.P. ("PLP"), PG/Primestone, L.L.C. ("PG LLC") and Prime Group Limited Partnership ("Prime LP" and together with
PGI, Primestone, PLP and Reschke, sometimes referred to as the "PGI Parties") executed a Memorandum of Understanding. By virtue of entering into the Memorandum of Understanding, Cadim may be deemed to have formed a group with the PGI Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On August 30, 2001, Cadim and the PGI Parties entered into an Amended and Restated Support and Standstill Agreement. On September 14, 2001 Cadim and the PGI Parties entered into Amendment No.1 to Amended and Restated Support and Standstill Agreement described in Item 6 below. As a result, Cadim may be deemed to share with the PGI Parties beneficial ownership of the equity securities owned by the PGI Parties. Cadim may be deemed to beneficially own (i) 134,881 common shares of beneficial interest, par value $0.01 per share
(the "Common Shares"), of Prime Group Realty Trust (the "Company") that Reschke owns and options to acquire 340,036 Common Shares within 60 days,
(ii) 256,572 Common Shares and 47,525 common units of limited partner interest of Prime Group Realty, L.P. (the "Common Units"), which are exchangeable on a one-for-one basis for Common Shares at any time (or at the Company's election, the cash equivalent value) held by PLP, (iii)
74,000 Common Shares directly held by Prime LP, and (iv) 7,944,893 Common Units held by Primestone. The filing of this statement on Schedule TO shall not be construed as an admission that any such person is, for purposes of
Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         On September 14, 2001, Cadim, PGI, Prime Group Realty, L.P. and the Company entered into an Amended and Restated Support and Standstill Agreement (the "Amended PGE Standstill Agreement"), a copy of which is attached hereto as Exhibit 99.1. In the Amended PGE Standstill Agreement, which amends, restates and supersedes the Support and Standstill Agreement among those parties dated August 30, 2001 (the "PGE Standstill Agreement"), the parties agreed, among other things, to extend the due diligence and exclusivity periods by thirteen (13) days until the end of the day October 12, 2001, and to amend accordingly the notice and extension periods relating thereto. The terms of the Amended PGE Standstill Agreement are otherwise similar to those of the PGE Standstill Agreement. The foregoing summary of the Amended PGE Standstill Agreement is qualified in its entirety by reference to the Amended PGE Standstill Agreement which is filed as Exhibit 99.1 hereto and is incorporated herein by this reference.

         On September 14, 2001, Cadim and the PGI Parties entered into an Amendment No. 1 to Amended and Restated Support and Standstill Agreement (the "Amended PGI Standstill Agreement), a copy of which is attached hereto as Exhibit 99.2. In the Amended PGI Standstill Agreement, which amends the Amended Support and Standstill Agreement among those parties dated August 30, 2001 (the "PGI Standstill Agreement"), the parties agreed, among other things, that all references to the PGE Standstill Agreement in the PGI Standstill Agreement shall now be references to the Amended PGE Standstill Agreement. The foregoing summary of the Amended PGI Standstill Agreement is qualified in its entirety by reference to the Amended PGI Standstill Agreement which is filed as Exhibit 99.2 hereto and is incorporated herein by this reference.

Item 12. Exhibits

Exhibit No.                  Description
----------                   -----------
99.1 Amended and Restated Support and Standstill Agreement, dated September 14, 2001, by and among Cadim inc., The Prime Group, Inc., Prime Group Realty Trust and Prime Group Realty, L.P.
99.2 Amendment No.1 to Amended and Restated Support and Standstill Agreement, dated September 14, 2001, by and among Cadim inc., The Prime Group, Inc., Prime Group VI, L.P., Primestone Investment Partners L.P., Prime Group Limited Partnership, PG/Primestone LLC and Michael Reschke